Mail Stop 4561

February 26, 2008

Stephen Gilhuley
EVP, Secretary and General Counsel
Park Electrochemical Corp.
48 South Service Road
Melville, NY 11747

> **Re:** **Park Electrochemical Corp.**
> **Form 10-K for the fiscal year ended February 25, 2007**
> **Filed May 10, 2007**
> **File No. 001-04415**

Dear Mr. Shore:

We have reviewed your letter dated February 7, 2008 and have the following comment.

Form 10-K for the Fiscal Year Ended February 25, 2007

Part I

Item 1. Business, page 4

1.   We note your response to comment one of our letter dated January 30, 2008. Please provide us with a brief description of your selling arrangements with Sanmina-SCI Corporation and TTM Technologies, Inc., such as whether you have a master agreement with each customer that includes customary terms and conditions that apply to purchase orders.

<center>*   *   *   *   *</center>

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Matt Crispino at (202) 551-3456 or Jay Ingram at (202) 551-3397 if you have questions. If you require further assistance, please contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director